

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2023

Min Jiang
Chief Executive Officer
SIPP International Industries, Inc.
69 Waterfall Blvd, The Ponds
Sydney, NSW 2769, Australia

> **Re: SIPP International Industries, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed October 25, 2023**
> **File No. 333-271830**

Dear Min Jiang:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 16, 2023 letter.

Amendment No. 5 to Registration Statement on Form S-1 filed October 25, 2023

General

1. Please confirm in writing that you will notify us promptly of any changes to your disclosure regarding or requested by the CSRC.

Please contact Eiko Yaoita Pyles at 202-551-3587 or Ernest Greene at 202-551-3733 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance

Office of Manufacturing

cc: Matthew McMurdo